UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Manning & Napier, Inc
 Class A
56382q102
Kelly Jermyn C/O QCI Asset Management, Inc. 1040 Pittsford Victor Rd Pittsford, NY 14534
Authorized to Receive Notices and Communications)
09/28/2021
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
X	Rule 13d-1(b)
? Rule 13d-1(c)
? Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
CUSIP. 56382q102	13G	Page 2 of 3 Pages
QCI Asset Management, Inc.
1. NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
16-1045618
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a) ?
(b) ??	?
3. SEC USE ONLY
4. CITIZENSHIP OR PLACE OF ORGANIZATION     New York USA
NUMBER OF 5. SOLE VOTING POWER
SHARES
BENEFICIALLY	2,622,737

OWNED BY
EACH
REPORTING	00,000
PERSON WITH	7. SOLE DISPOSITIVE POWER
2,622,737
8.	SHARED DISPOSITIVE POWER
00,000
9.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,622,737
10.
CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

(see instructions) ?
11.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

14.18%
12.
TYPE OF REPORTING PERSON (see instructions)      IA


IA
Item 1.
(a) Name of Issuer    Manning & Napier, Inc.
(b) Address of Issuers Principal Executive Offices 290 Woodcliff Dr. Fairport, NY 14450
Item 2.
(a) Name of Person Filing    QCI Asset Management, Inc.
(b) Address of the Principal Office or, if none, residence
     1040 Pittsford Victor Rd Pittsford, NY 14534
(c) Citizenship   USA New York
(d) Title of Class of Securities    Class A Shares
(e) CUSIP Number      56382Q102
Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b)
or (c), check whether the person
filing is a:
(a) ?	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b) ?	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c) ? Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.
      78c).
(d) ? Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e) X An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f) ? An employee benefit plan or endowment fund in accordance with 240.13d-1
      (b)(1)(u)(F);
(g) ? A parent holding company or control person in accordance with 240.13d-1
      (b)(1)(u)(G);
(h) ? A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) ? A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the
      Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) ? Group, in accordance with 240.13d-1(b)(1)(ii)(J).
Item 4. Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the
issuer identified in Item 1.
(a) Amount beneficially owned: 2,622,737
(b) Percent of class: 14.18%
(c) Number of shares as to which the person has: 00,000
(i) Sole power to vote or to direct the vote .    2,622,737
(ii) Shared power to vote or to direct the vote .
(iii) Sole power to dispose or to direct the disposition of .    2,622,737
(iv) Shared power to dispose or to direct the disposition of .
Instruction. For computations regarding securities which represent a right to acquire an underlying security see
             240.13d-3(d)(1).
Item 5. Ownership of Five Percent or Less of a Class.      N/A
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the
beneficial owner of more than five percent of the class of securities, check the following ? .
Instruction. Dissolution of a group requires a response to this item.
 6. Ownership of More than Five Percent on Behalf of Another Person.  N/A
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By
the Parent Holding Company.      N/A
Item 8. Identification and Classification of Members of the Group.    N/A
Item 9. Notice of Dissolution of Group.    N/A

Item 10. Certification.
(a) The following certification shall be included if the statement is filed pursuant to 240.13d-1(b):
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the
effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
(b) The following certification shall be included if the statement is filed pursuant to 240.13d-1(c):
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
09/28/2021
Date
Kelly Jermyn
Signature
Kelly Jermyn/Service Ops Manager
Name/Title